[redacted]

14040143

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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SEC Mail Processing Section
FEB 28 2014
Washington DC
404

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PARTIII

| SEC FILE NUMBER |
|---|
| 8- 67406 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HAMPTON HEDGE FUND MARKETING LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2605 GENEVA HILL COURT
(No. and Street)

| OAKTON | VA | 22124 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KERICH, JAMES EDWARD
(Name – *if individual, state last, first, middle name*)

| 26501 RIDGE ROAD | DAMASCUS | MD | 20872 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 3/27

## OATH OR AFFIRMATION

I, DOUGLAS H MCGREGOR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAMPTON HEDGE FUND MARKETING LLC, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner

Title

PREETHI RAJ
NOTARY PUBLIC
COMMONWEALTH OF VIRGINIA
COMMISSION EXPIRES: AUGUST 31, 2015
NOTARY REGISTRATION NO: 7505543

Preethi Raj

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# HAMPTON HEDGE FUND MARKETING LLC

## FINANCIAL STATEMENTS

FOR THE YEAR
ENDED DECEMBER 31, 2013

PUBLIC

HAMPTON HEDGE FUND MARKETING LLC

CONTENTS

JAMES E. KERICH
CERTIFIED PUBLIC ACCOUNTANT

# INDEPENDENT AUDITORS' REPORT

To the Member of
Hampton Hedge Fund Marketing, LLC

## Report on the Financial Statements

I have audited the accompanying financial statements of Hampton Hedge Fund Marketing, LLC (a Virginia corporation), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

## Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

26501 Ridge Road · Damascus, Maryland 20872 · Phone (301) 253-3700 · Fax (240) 597-5900 · james_kerich@kerich.net

JAMES E. KERICH
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITORS' REPORT (CONTINUED)

**Opinion**

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Hampton Hedge Fund Marketing, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

**Report on Other Legal and Regulatory Requirements**

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 - 16 is presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information contained on pages 12 – 16 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or o the financial statements themselves, and other additional procedures in accordance with auditing standards general accepted in the United States of America. In my opinion, the information contained on pages 12 -16 is fairly stated in all material respects in relation to the financial statements as a whole.

, CPA

Damascus, MD
February 25, 2014

26501 Ridge Road · Damascus, Maryland 20872 · Phone (301) 253-3700 · Fax (240) 597-5900 · james_kerich@kerich.net

HAMPTON HEDGE FUND MARKETING LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

| | |
|---|---|
| Cash | $28,046 |
| Commissions receivable | 2,042 |
| Investment in partnership | 4,860 |
| Prepaid expenses | 4,450 |
| TOTAL ASSETS | $39,398 |

LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| LIABILITIES | |
| Wages payable | $ 1,982 |
| Due to member | 1,200 |
| Accrued expenses payable | 10,838 |
| | 14,020 |
| MEMBERS' EQUITY | 25,378 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $39,398 |

See accompanying notes and auditors' report

# HAMPTON HEDGE FUND MARKETING LLC

## STATEMENT OF INCOME

## FOR THE YEAR ENDED DECEMBER 31, 2013

| | | |
|---|---|---|
| **REVENUE** | | |
| Fee income | | $ 208,294 |
| Other income | | 6,901 |
| TOTAL REVENUE | | 215,195 |
| **EXPENSES** | | |
| Officer Salary | $ 48,000 | |
| Professional fees | 21,902 | |
| Office rent | 13,900 | |
| Telephone | 8,596 | |
| Travel and entertainment | 4,107 | |
| Regulatory fees | 2,009 | |
| Insurance | 996 | |
| Taxes, other than on income | 5,014 | |
| TOTAL EXPENSES | | 104,524 |
| NET INCOME | | $ 110,671 |

See accompanying notes and auditors' report

HAMPTON HEDGE FUND MARKETING LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2013

| | |
|---|---|
| Members' equity - December 31, 2012 | $ 26,749 |
| Capital withdrawals | (112,042) |
| Net income | 110,671 |
| Members' equity - December 31, 2013 | $ 25,378 |

See accompanying notes and auditors' report

HAMPTON HEDGE FUND MARKETING LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2012

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net Income | | $ 110,671 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Increase in operating assets: | | |
| Commissions Receivable | 2,042 | |
| Prepaid expenses | 1,562 | |
| (Increase)/decrease in operating liabilities: | | |
| Wages Payable | (1,982) | |
| Accrued expenses payable | 895 | |
| TOTAL ADJUSTMENTS | | 2,517 |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | | 108,154 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Investment in partnership | (4,860) | |
| NET CASH USED IN INVESTING ACTIVITIES | | (4,860) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Net proceeds from member borrowing | 1,200 | |
| Distributions paid | (112,042) | |
| NET CASH USED IN FINANCING ACTIVITIES | | (110,842) |
| NET DECREASE IN CASH | | (7,548) |
| CASH AT BEGINNING OF YEAR | | 35,594 |
| CASH AT END OF YEAR | | $ 28,046 |

See accompanying notes and auditors' report

## NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Nature of Business

Hampton Hedge Fund Marketing, LLC (the "Company") began doing business as a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA) in January 2007. The principal source of the Company's income is generated from the private placement of securities. In this capacity, the firm places assets with investment managers for its qualified individual and institutional customers.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, fund manager, customer and/or other counterparty with which it conducts business.

### Basis of Accounting

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America. Advisory Fee income is recognized as earned, taking into consideration the terms of contractual arrangements and the period in which services are rendered.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### Fair Value Measurements

The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy provides for prioritizing inputs to valuation techniques used to measure fair value into three levels:



26501 Ridge Road · Damascus, Maryland 20872 · Phone (301) 253-3700 · Fax (240) 597-5900 · james_kerich@kerich.net

## NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Fair Value Measurements (Continued)

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2 Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Partnership.

Level 3 Unobservable inputs. Unobservable inputs reflect the assumptions that the General Partner develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. Management uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

The following table represents a reconciliation of the Company's investments measured at fair value for the year ended December 31, 2013:

| | |
|---|---|
| Level 3 Balance – December 31, 2012 | $ 0 |
| Net Change | 4,860 |
| Level 3 Balance – December 31, 2013 | $ 4,860 |

### Statement of Cash Flows

The Company maintains cash and cash equivalents with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). Deposits with a single brokerage institution are insured up to $500,000 per customer, including up to $250,000 for cash deposits, by the Securities Investor Protection Corp. ("SIPC"). The Company considers cash and cash equivalents as those amounts which are not subject to restrictions or penalties and have an original maturity of three months or less. At times, cash balances may exceed the insured limits. The Company has not experienced any losses in such accounts.



26501 Ridge Road · Damascus, Maryland 20872 · Phone (301) 253-3700 · Fax (240) 597-5900 · james_kerich@kerich.net

## NOTE B - INCOME TAXES

Effective January 1, 2009, the Company has elected to be treated as a pass-through entity (an "S-Corporation") for federal and Virginia income tax purposes and, as such, is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to and are reported by its owners on their respective income tax returns. Accordingly, these financial statements do not reflect a provision for income taxes.

Penalties and interest assessed by income taxing authorities are included in operating expenses.

The Company recognizes tax benefits only to the extent that the Company believes it is "more likely than not" that its tax positions will be sustained upon examination by the taxing authorities. For the year ended December 31, 2013, management believes that all of the positions taken on its federal and state income tax returns would more likely than not be sustained upon examination. The federal income tax returns of the Company for 2013, 2012 and 2011 are subject to examination by the IRS, generally for three years after they were filed.

## NOTE C - MAJOR CUSTOMER

For the year ended December 31, 2013, 93% of the Company's advisory fee income comes from one customer.

## NOTE D – RESERVE REQUIREMENT PURSUANT TO RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

## NOTE E – RELATED PARTY TRANSACTION

The Company rents space from a property owned by the member. The monthly rent for this space is $1,200 per month and is on a month to month basis. The total cost incurred for 2013 was $13,900.



26501 Ridge Road · Damascus, Maryland 20872 · Phone (301) 253-3700 · Fax (240) 597-5900 · james_kerich@kerich.net

## NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2013, the Company had net capital of $14,025, which exceeded the minimum requirement of $5,000 by $9,025. The Company's ratio of aggregate indebtedness to net capital ratio was 1 to 1.

## NOTE G - DEFINED BENEFIT PENSION

The Company sponsors a qualified, noncontributory defined-benefit retirement plan covering substantially all of its employees. The benefits are based on each employee's years of service up to a maximum of 10 years and the highest average compensation received during any 3 consecutive years. An employee becomes fully vested upon completion of 5 years of qualifying service.

The company uses a December 31 measurement date for its plans. The following tables set forth further information about the Company's defined benefit pension plan as of and for the year ended December 31, 2013:

| | | |
|---|---|---|
| Obligations of Funded Status | | |
| Projected benefit obligation | ($ | 263,743) |
| Fair value of plan assets | | 146,147 |
| Funded status, shortfall | ($ | 117,596) |
| | | |
| Accumulated benefit obligation | ($ | 263,743) |
| Employer Contributions | | 0 |
| Participant Contributions | | 0 |
| Benefits Paid | | 0 |

The Company has a net accrued pension obligation of $389,179 at December 31, 2013 and the amount that would be recognized in accumulated other comprehensive income consist of an unamortized actuarial gain of $271,583 as of December 31, 2013.



26501 Ridge Road · Damascus, Maryland 20872 · Phone (301) 253-3700 · Fax (240) 597-5900 · james_kerich@kerich.net

## NOTE G - DEFINED BENEFIT PENSION (Continued)

Cash Flows
It is the policy of the Company to fund an amount to the pension plan each year that will maximize its deduction for federal income tax purposes. The Company's contribution to the pension plan is discretionary and currently has not determined an amount, if any, to be funded to the plan for 2013. Management has decided there is no probability that the net accrued pension obligation will be funded and therefore has not recorded this obligation on its financial statements as of December 31, 2013.

The benefit payments are indeterminate at the current time.

Assumptions
The company used a weighted average discount rate of 5.0% and an expected return on plan assets of 5.0% to determine benefit obligations and net periodic benefit cost at and for the year ended December 31, 2013.

The Company's expected rate of return on plan assets is determined by the plan assets' historical long-term investment performance, current asset allocation, and estimates of future long-term returns by asset class.

Plan Assets
The Company's pension plan weighted-average asset allocations at December 31, 2013 by asset category are as follows:

| Asset Category | |
|---|---|
| Unsecured Debt | 68% |
| Hedge Funds | 27% |
| Cash | 4 |
| Equity Securities | 1 |
| Total | 100% |

The Company's investment strategy is to provide a modest return (5 – 10%) per year by investing in cash, stocks, bonds and hedge fund instruments. The Company attempts to mitigate investment risk by providing a diversified pool of assets with little correlation to major stock indices.

No plan assets are expected to be returned to the Company during 2014. The Plan divested $230,000 to plan beneficiaries during 2009 due to economic hardship withdrawals of which $100,000 will be repaid. As of December 31, 2013, the money is held by the plan as unsecured debt.



26501 Ridge Road · Damascus, Maryland 20872 · Phone (301) 253-3700 · Fax (240) 597-5900 · james_kerich@kerich.net

## NOTE H – DATE OF MANAGEMENT EVALUATION

Management has evaluated subsequent events through February 25, 2013, the date the financial statements were available to be issued, and determined that no events have occurred subsequent to the balance sheet date that would require adjustment to, or disclosure in, the financial statements.

## NOTE I – SUBORDINATED CLAIMS

As of December 31, 2013, the Company had not entered into any subordinated loan agreements.

## NOTE J – COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no underwriting commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2013 or during the year then ended.

## NOTE K – SUBSEQUENT EVENTS

Events have been evaluated through February 25, 2014, the date that these financial statements were available to be issued and no further information is required to be disclosed.



26501 Ridge Road · Damascus, Maryland 20872 · Phone (301) 253-3700 · Fax (240) 597-5900 · james_kerich@kerich.net